10027126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48588

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Girard Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Croton Road, Suite 210
(No. and Street)

King of Prussia (City) — Pennsylvania (State) — 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin B. Norris — (610)337-7640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116 (Address) — Wayne (City) — Pennsylvania (State) — 19087 (Zip Code)

SEC Mail Processing Section

FEB 26 2010

Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin B. Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Partners, Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CHRISTINE BALUK, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires June 16, 2013

Sworn to and subscribed before me this 22 day of Jan. 2010.

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD PARTNERS, LTD.

Table of Contents

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Girard Partners, Ltd.
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Girard Partners, Ltd. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Partners, Ltd. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2010

Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

GIRARD PARTNERS, LTD.
Statements of Financial Condition
December 31, 2009 and 2008

Assets

	2009	2008
Current Assets		
Cash and cash equivalents	$ 82,095	$ 36,093
Accounts receivable	195	1,373
Unbilled fees and accrued commissions	399,785	271,707
Prepaid expenses	20,645	16,152
Total Current Assets	502,720	325,325
Furniture and equipment (net of accumulated depreciation of $94,655 and $84,467 in 2009 and 2008, respectively)	50,426	59,267
Other Assets		
Security deposit	1,500	0
Total Other Assets	1,500	0
Total Assets	$ 554,646	$ 384,592

Liabilities and Stockholders' Equity

	2009	2008
Current Liabilities		
Accounts payable and accrued expenses	$ 13,913	$ 4,723
Deferred rent - current portion	1,230	1,014
Payroll taxes payable	21,961	8,929
Total Current Liabilities	37,104	14,666
Deferred rent (net of current portion)	14,476	13,678
Total Liabilities	51,580	28,344
Stockholders' Equity		
Common stock, no par value, 1,000 shares authorized and 100 shares issued and outstanding	16,500	16,500
Additional paid-in capital	46,000	46,000
Retained earnings	440,566	293,748
Total Stockholders' Equity	503,066	356,248
Total Liabilities and Stockholders' Equity	$ 554,646	$ 384,592

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Income
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Advisory and consulting fees	$ 1,343,621	$ 1,220,527
Dealer income	56,960	86,550
Insurance/annuity commissions	13,601	6,647
Operating Revenue	1,414,182	1,313,724
Investment income	232	206
Rental income	25,800	22,300
Gain on trading errors	2,880	0
Other Revenue	28,912	22,506
Total Revenue	1,443,094	1,336,230
Expenses		
Salaries	768,163	861,787
Payroll taxes	59,658	59,021
Employee benefits	61,140	54,656
Retirement contributions	0	41,836
Auto expense	6,998	7,097
Bank charges	622	568
Charitable contributions	100	0
Depreciation	10,188	10,363
Insurance	8,196	2,358
Interest expense	183	176
Legal and professional fees	23,683	22,769
Loss on trading errors	0	3,479
Marketing	83,197	77,081
Miscellaneous	1,895	2,299
Office expense	67,739	78,727
Other tax	3,451	2,787
Registration fee	9,875	7,742
Rent	86,632	79,376
Telephone	16,037	15,486
Travel and entertainment	29,739	44,049
Utilities	43,280	19,233
Total Expenses	1,280,776	1,390,890
Net Income (Loss)	$ 162,318	$ (54,660)

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2009 and 2008

	Common Stock				
	Number of Shares	Value	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2007	100	$ 16,500	$ 21,000	$ 348,408	$ 385,908
Capital Contributions			25,000		25,000
Net Loss for Year Ended December 31, 2008				(54,660)	(54,660)
Balance, December 31, 2008	100	16,500	46,000	293,748	356,248
Shareholder Distributions				(15,500)	(15,500)
Net Income for Year Ended December 31, 2009				162,318	162,318
Balance, December 31, 2009	100	$ 16,500	$ 46,000	$ 440,566	$ 503,066

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities		
Net income (loss)	$ 162,318	$ (54,660)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	10,188	10,363
Change in operating assets and liabilities:		
Unbilled fees and accrued commissions	(128,078)	54,528
Accounts receivable	1,178	582
Prepaid expenses	(4,493)	(1,470)
Security deposit	(1,500)	7,305
Accounts payable and accrued expenses	9,190	562
Deferred rent	1,014	14,692
Payroll taxes payable	13,032	454
Net Cash Provided by Operating Activities	62,849	32,356
Cash Flows from Investing Activities		
Purchase of property and equipment	(1,347)	(56,716)
Net Cash Used by Investing Activities	(1,347)	(56,716)
Cash Flows from Financing Activities		
Capital Contributions	0	25,000
Distributions to stockholders	(15,500)	0
Net Cash Provided (Used) by Financing Activities	(15,500)	25,000
Increase in Cash and Cash Equivalents	46,002	640
Cash and Cash Equivalents, Beginning	36,093	35,453
Cash and Cash Equivalents, Ending	$ 82,095	$ 36,093
Schedule of Interest and Income Taxes Paid		
Interest	$ 183	$ 176
Income taxes	$ 0	$ 0

See Accompanying Notes.

Note 1 – Nature of Operations

Girard Partners, Ltd. was organized as a Pennsylvania corporation on March 9, 1995 and is registered with the Securities and Exchange Commission as a broker dealer pursuant to Section 17 of the Securities Exchange Act of 1934. The Company provides investment advisory services as well as estate and tax planning, financial record keeping and other fiduciary services.

Note 2 – Summary of Significant Accounting Principles

Recognition of Revenue

Investment advisory fees are billed after each quarter end and are based upon portfolio values at the end of the quarter. Investment advisory fees for the fourth quarter were estimated by management based upon third quarter billings and assets under management for the fourth quarter. Dealer load and trail fees for December were estimated by management based upon prior history and known transactions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. Management has determined that an allowance for doubtful accounts is not warranted at December 31, 2009 and 2008.

Furniture and Equipment

Furniture and equipment is carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of furniture or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Note 2 – Summary of Significant Accounting Principles, Continued

Concentration of Credit Risk

Financial instruments that potentially subject the company to credit risk consist of cash. The Company primarily maintains its cash in three financial institutions. At times these amounts exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to significant credit risk on such deposits. In addition, the Company has a line of credit with one of the financial institutions.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code and under the Pennsylvania law. Accordingly, it is not subject to any federal or state income taxes. The stockholders are required to include in their income tax returns their share of the Company's taxable income or loss.

In 2009, the Company adopted the new accounting requirements for uncertain tax positions, FASB Accounting Standards Codification ("ASC") 740, Income Taxes. Thereafter, the Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the positions. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods include the tax years ending December 31, 2005 through 2008. There was no impact to the Company's financial statements as a result of the implementation of ASC 740.

Advertising Costs

Advertising costs are expensed when incurred.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 24, 2010, the date the financial statements were available to be issued.

Note 3 – Related Party Transactions

The Company provides investment advisory services to members of its staff and their respective family. Fees received from these services amounted to $27,725 and $22,318 for the years ended December 31, 2009 and 2008, respectively.

Note 4 – Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2009:

	Useful Life	Cost
Computer equipment and software	3 – 5 years	$ 17,163
Leasehold improvements	5 years	3,750
Office equipment	5 years	10,344
Office furniture	7 – 10 years	113,824
		145,081
Accumulated depreciation		(94,655)
Total Furniture and Equipment		$ 50,426

Depreciation expense amounted to $10,188 and $10,363 for the years ended December 31, 2009 and 2008, respectively.

Note 5 – Line of Credit

The Company has a line of credit in the amount of $100,000 which expires April 4, 2011. The line of credit bears interest at the prime rate plus 1% (4.25% at December 31, 2009) There was no balance outstanding on the line at December 31, 2009.

Note 6 – Liabilities Subordinated to Claims of Creditors

There are no liabilities subordinated to claims of creditors.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $30,257, which was $25,257 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.70 to1.

Note 8 – Retirement Plans

Effective January 1, 2007, the Company established a 401(k) profit sharing plan. Employees who have attained age 21 are eligible to participate in the plan. For each calendar year, the Company may decide to make a discretionary contribution to the account of each eligible employee. The Company decided not to make a contribution for the year ended December 31, 2009. The Company's contributions under this plan amounted to $41,836 for the year ended December 31, 2008.

Note 9 – Operating Leases

The Company entered into a lease for office space that commenced on June 1, 2008. The lease includes a three month rent holiday and calls for graduated lease payments through August, 2013. In addition, the Company entered into a 60 month sub-lease agreement for a portion of the office space that commenced on June 1, 2008 and also includes a three month rent holiday. A deferred rent liability has been recorded to reflect the difference in the recognition of net rent expense using the straight-line basis and actual rent payments made under the lease.

In addition, the Company has entered into automobile and equipment leases expiring in 2011.

Future minimum lease payments and receipts for operating leases having an initial or remaining noncancelable lease term in excess of one year are as follows:

Year Ended December 31,	Lease Payment	Sub-lease	Net
2010	91,054	27,000	64,054
2011	84,955	27,000	57,955
2012	85,383	27,000	58,383
2013	58,105	11,250	46,855
	$ 319,497	$ 92,250	$ 227,247

Note 10 – Commitment and Contingencies

The Company has entered into a referral agreement with TD Ameritrade dated August 27, 2007. The agreement requires the Company to pay a referral fee of 15% of all advisory fees received from clients referred from TD Ameritrade subject to a minimum fee of $10,000 per year. Referral fee expense under this agreement amounted to $60,732 and $43,642 in 2009 and 2008, respectively and is included in marketing expense in the Company's Statements of Income. The agreement may be terminated by either party with written notice at any time. However, the Company is still liable for all provisions under this agreement, except the $10,000 minimum annual fee, for as long as referred clients continue to retain the Company for advisory services.

The Company has established a "Phantom Stock Plan" in order to attract and retain key personnel and to provide for an opportunity to share in the potential for an appreciating financial interest in the Company. A maximum of 100 shares of "Phantom Stock" may be awarded under this plan. Participants are entitled to receive the "Incremental Share Value" of the stock upon certain Triggering or Liquidating events, as defined in the agreement and subject to certain forfeiture provisions. As of December 31, 2009, two shares have been granted to key personnel under this program. Based on the terms of the plan, no compensation expense was recognized in 2009.

Note 11 – Shareholders' Agreement

The Company and all of its stockholders have entered into an agreement whereby no stockholder may transfer shares without first offering the Company and the remaining stockholders the right of first refusal. Upon the death of a stockholder, the Company is obligated to buy all of the shares held by the deceased stockholder at a price determined under the Shareholders' Agreement unless the remaining stockholders agree to purchase some or all of the shares.

SUPPLEMENTARY INFORMATION

GIRARD PARTNERS, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Net Capital		
Total Stockholders' Equity from Statement of Financial Condition	$	503,066
Deduct Nonallowable Assets		
Unbilled fees and accounts receivable		399,980
Prepaid expenses		20,645
Security deposit		1,500
Furniture and equipment at depreciated cost		50,426
		472,551
Net Capital Before Haircut on Securities		30,515
Haircut on Securities Held		258
Net Capital	$	30,257
Aggregate Indebtedness		
Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$	51,580
Items Not Included in Statement of Financial Condition		
Market value of securities borrowed for which no equivalent value is paid or credited		0
Other unrecorded amounts		0
Total Aggregate Indebtedness	$	51,580
Computation of Basic Net Capital Requirement		
Net Capital Required as a Percentage of Aggregate Indebtedness	$	3,439
Minimum Dollar Capital Requirement of Reporting Broker-Dealer	$	5,000
Minimum Capital Requirement	$	5,000
Excess Net Capital	$	25,257
Excess Net Capital at 1,000 percent	$	25,099
Ratio: Aggregate Indebtedness to Net Capital		1.70 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	16,997
Reconciling Differences		
Other audit adjustments (net)		13,260
Net Capital per Above	$	30,257

GIRARD PARTNERS, LTD.
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2009

The Company is exempt from Rule 15c3-3 and falls under the provisions of Rule 15c3-3(k)(2)(i).

BK&I

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Girard Partners, Ltd.
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements of Girard Partners, Ltd. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

Beucler, Kelly & Irwin, Ltd.

GIRARD PARTNERS, LTD.

Financial Statements

December 31, 2009